Exhibit 99.1

Marti Revenue Increases 110%, Delivers 61% Gross Profit Margin for Full-Year 2025

Performance Well in Excess of Targets, Including Revenue, Adjusted EBITDA, and Gross Profit Margin

Istanbul, Türkiye – April 13, 2026 - Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced its financial and operational results for the full year ended December 31, 2025.

Financial and Operational Highlights for the Full Year 2025

●	Strong Platform Services Growth and Scaling: Continued strong platform momentum, exceeding operational ride-hailing targets throughout the year, with all-time unique ride-hailing riders up 103% YoY and registered ride-hailing drivers up 72% YoY, driven by expanded service availability and increased adoption across cities.

●	Improved Financial Performance Driven by Monetization and Scale: Revenue more than doubled to $39.2M (up 110% YoY and 15% above full year 2025 guidance), while net loss narrowed by $32.4M YoY to $41.4M and Adjusted EBITDA improved by $7.2M YoY to $(12.1)M, reflecting monetization progress and operational efficiencies achieved across our multi-service platform.

●	Gross Profit Margin Turnaround and Increased Cost Efficiency: Revenue growth and disciplined operational efficiency initiatives drove a 29% decline in cost of revenues YoY, fueling a $26.9M increase in gross profit and a remarkable 7,661 basis point swing in gross profit margin from (15)% to 61%, representing a transformational year-over-year improvement that highlights the strength and scalability of our platform as we continue on a path toward expected sustained platform profitability.

●	Expanded National Footprint and Platform Capabilities: Marti accelerated its nationwide expansion in Türkiye by launching ride-hailing in additional cities and introducing delivery services, while also strengthening operational and technological capabilities to support long-term growth.

“2025 was a truly breakthrough year for Marti,” said Oguz Alper Oktem, Founder and CEO. “We more than doubled our revenue, reduced our operating loss by over half, and demonstrated the power of our model as revenue scaled faster than costs at every level. We’re entering 2026 with strong momentum and believe we have a clear, accelerating path toward profitability.”

“Marti’s ride-hailing service now spans 20 markets across Türkiye, covering cities that represent approximately 80% of the country’s GDP — a nationwide footprint built in a single year,” continued Mr. Oktem. “By March 2026, we reached 3.8M all-time unique ride-hailing riders and 490 thousand all-time registered ride-hailing drivers, surpassing our own targets. We’re raising the bar again to target 4.3M riders and 530 thousand registered drivers by mid-2026 — reflecting strong demand on the ground and our expanding reach beyond Istanbul and into high-growth regional markets.”

Mr. Oktem continued, “In 2025, Marti further evolved into a true multi-service platform with the launch of our same-hour delivery service. Built on our existing infrastructure and driver network, we believe this expansion will unlock meaningful additional growth opportunities well beyond ride-hailing.”

“Our monetization engine is working,” continued Mr. Oktem. “Gross profit margin improved from negative 15% to over 61% in a single year, reflecting our efficiency gains as we scale. In 2026, our priorities are clear: develop cross-service synergies, achieve positive Adjusted EBITDA, and maintain continued operating leverage. We believe the path to sustainable profitability is not just visible – it’s rapidly coming into focus.”

Financial Highlights for Full Year 2025

Revenue

●	Revenue of $39.2M in FY’25, up 110.3% YoY, exceeding FY’25 guidance of $34.0M by $5.2M, driven by successful platform monetization through subscription packages launched in October 2024.

●	We are on track to achieve our FY’26 revenue guidance of $70.0M, reflecting a 78.4% YoY increase.

Gross Profit

●	Gross profit turned positive in FY’25 to $24.0M, compared to $(2.9)M in FY’24, driven by revenue growth from platform monetization, operational efficiencies across our multi-service platform, and AI-enabled cost reduction initiatives implemented during 2025.

●	Gross profit margin improved to 61.1% in FY’25 from (15.5)% in FY’24, reflecting strong platform monetization and operational efficiencies.

Adjusted EBITDA

●	Adjusted EBITDA of $(12.1)M in FY’25, 37.2% higher compared to FY’24, exceeding FY’25 guidance of $(17.0)M by $4.9M, driven by successful platform monetization, operational efficiencies achieved across our multi-service platform, and AI-enabled cost reduction initiatives implemented during 2025.

●	We are on track to deliver on our FY’26 Adjusted EBITDA guidance of $1.0M, which would be our first year of positive Adjusted EBITDA and would represent a $13.1M YoY improvement.

Consolidated Financial and Operational Highlights in 2025

	2024	2025	∆
Trips (in millions)	31.71	50.84	60.3%
Unique Platform Consumers (in millions)	2.13	3.08	44.3%
Trips per Unique Platform Consumer	14.9	16.5	11.1%

All-time Unique Ride-hailing Riders (in thousands)	1,663	3,384	103.5%
All-time Registered Ride-hailing Drivers (in thousands)	262	450	71.7%

Average Daily Two-wheeled Electric Vehicles Deployed	32,597	23,172	(28.9)%
Revenue (USD, thousands)	18,660	39,241	110.3%
Cost of Revenues (USD, thousands)	(21,549)	(15,253)	(29.2)%
% of Revenue	115%	39%
G&A(1) (USD, thousands)	(49,249)	(28,051)	(43.0)%
% of Revenue	264%	71%
Net Loss(2) (USD, thousands)	(73,881)	(41,446)	(43.9)%
Gross Profit(3) (USD, thousands)	(2,889)	23,988	n.m.(4)
Gross Profit Margin %(5)	(15)%	61%
Adj. EBITDA(6) (USD, thousands)	(19,274)	(12,104)	(37.2)%
Adj. EBITDA Margin %(7)	(103)%	(31)%

(1)	In the absence of share-based compensation expense, FY’25 general & administrative expenses were $16.8M.
(2)	In the absence of share-based compensation expense, FY’25 net loss was $30.2M.
(3)	Gross profit is a GAAP metric and is calculated by deducting cost of revenues from revenue.
(4)	n.m. indicates that the year-over-year change is not meaningful due to a negative prior period.
(5)	Gross profit margin is a GAAP metric and is calculated as gross profit divided by revenue.
(6)	See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.
(7)	See definition and reconciliation of Adjusted EBITDA margin elsewhere in this press release.

Operational Highlights

●	Total rides across ride-hailing, delivery, and two-wheeled electric vehicle services reached 50.84M, an increase of 19.13M, or 60.3%, compared to 31.71M in FY’24.

●	Total unique platform consumers grew to 3.08M, an increase of 0.94M, or 44.3%, driven primarily by rising ride-hailing adoption.

●	Trips per unique platform consumer increased to 16.5 from 14.9 in FY’25, reflecting improved platform level efficiency, expanded service availability, and a growing public awareness of Marti’s offerings.

●	Following strong growth in Istanbul, Ankara, Izmir, and Antalya, Marti expanded into 16 additional cities and now operates in 20 markets across Türkiye covering cities representing approximately 80% of national GDP. Our expanded footprint creates greater geographic diversification and reinforces our nationwide growth trajectory.

●	All-time unique ride-hailing riders reached 3.38M in FY’25, exceeding our target of 3.30M and increasing 103.5% compared to FY’24. We outperformed our quarterly rider targets throughout FY’25.

●	All-time registered ride-hailing drivers grew to 450 thousand, up 71.7% year-over-year, with 316 thousand drivers located in Istanbul alone compared to 20 thousand taxis serving the city. We outperformed our quarterly registered driver targets throughout FY’25.

●	Istanbul currently records roughly 800 thousand daily taxi trips. Based on New York City benchmarks, ride-hailing could potentially drive a 63% increase in daily trips, implying 3.9M daily ride-hailing trips across Türkiye. With an average gross booking value of $9.20 per trip and a 30% benchmark global take rate, Marti estimates the ride-hailing market represents up to $4B annual revenue potential opportunity.

●	Average daily two-wheeled electric vehicles decreased from 32.6 thousand in FY’24 to 23.2 thousand in FY’25, or 28.9%, as we gradually retired older fleet units introduced in 2021.

●	In October 2025, Marti launched a same-hour delivery pilot in Istanbul, enabling package delivery through the Marti app by leveraging our driver network to increase engagement, improve driver utilization, and support the continued evolution of our multi-service mobility platform.

Financial Highlights

●	$15.3M cost of revenues in FY’25, 29.2% lower compared to $21.5M in FY’24. Cost of revenues reduction was driven by operational efficiencies achieved across our multi-service platform and AI-enabled cost reduction initiatives implemented during the year.

●	$28.1M general and administrative expenses in FY’25, 43.0% lower compared to $49.2M in FY’24, driven by decreasing share-based compensation expense of $11.3M in FY’25. In the absence of share-based compensation expense, FY’25 general & administrative expenses were $16.8M.

Financing

●	In April 2025, the Company entered into a Convertible Note subscription agreement for up to $23.0M of 12.50% Convertible Senior Secured Notes due April 2029, of which $13.0M had been issued as of December 31, 2025.

●	In October 2025, the Company entered into an additional Convertible Note subscription agreement for up to $100.0M of 11.00% Convertible Senior Secured Notes due October 2029, with no amounts drawn as of December 31, 2025.

June 30, 2026 All-time Unique Ride-Hailing Rider and Registered Driver Targets

Marti is reaffirming its June 30, 2026 all-time unique ride-hailing rider and registered driver targets, as summarized below:

June 30, 2026 Targets(1)
All-time Unique Ride-hailing Riders	4.3 million
All-time Registered Ride-hailing Drivers	530 thousand

(1)	The target numbers of unique riders and registered drivers by June 30, 2026 are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the SEC, that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

Full Year 2026 Guidance

Marti is reaffirming its full year 2026 guidance, as summarized below:

2026 Guidance(1)
Revenue	$70.0M
Adjusted EBITDA	$1.0M

(1)	The Company’s 2026 guidance assumes continued growth of our platform services and the absence of any fleet size expansion or replacement investments as vehicles are retired from our two-wheeled electric vehicle fleet.

The full year 2026 guidance provided herein is based on Marti’s current estimates and assumptions and is not a guarantee of future performance. The 2026 guidance is subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance.

This press release does not include a reconciliation of forward-looking Adjusted EBITDA to forward-looking GAAP Net Income (loss) because Marti is unable, without making unreasonable efforts, to provide a meaningful or reasonably accurate calculation or estimation of certain reconciling items which could be significant to Marti’s results.

Conference Call Information

Marti will host a conference call today to discuss its financial and operational results for FY’25. See details below. A supplemental investor deck can be accessed from the Company’s investor relations website (https://ir.marti.tech/) where it will remain available for six months.

Date:	April 13, 2026
Time:	3:30 p.m. Istanbul / 1:30 p.m. London / 8:30 a.m. New York Time
Dial-in:	+1 877-485-3103 / +1 201-689-8890
Webcast & Replay & Archive Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=PQ0M9Tj5

Non-GAAP Financial Measures

Certain financial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin, and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations.

Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information for management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This financial information and data contained herein also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers; offers delivery services; and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth of Marti’s service offerings, including the numbers of unique riders and registered drivers of the ride-hailing service, launch and growth of its package delivery business, the expected geographic expansion of services to additional cities, the full year 2026 guidance, the revenue opportunity of Türkiye’s market,  and the expected future performance, operational efficiencies, potential size and market opportunities of Marti and its ride-hailing, delivery, and two-wheeled electric vehicle services, are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management, are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) our ability to implement business plans, forecasts, and other expectations, and identify opportunities, (ii) the risk that we may not be able to effectively manage our growth, including our design, research, development, and maintenance capabilities, (iii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (iv) our ability to build our brand and consumers’ recognition, acceptance, and adoption of our brand, (v) the impact of geopolitical tensions and international conflicts, including the military conflict occurring in the Middle East, on the global economy, inflation, energy and commodity prices and our business, (vi) volatility in the price of our securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which we operate or plan to operate, variations in competitors’ performance and success and changes in laws and regulations affecting our business, (vii) the outcome of any legal proceedings that may be initiated against us or our directors or officers, (viii) technological changes and risks associated with doing business in an emerging market, (ix) risks relating to our dependence on and use of certain intellectual property and technology, (x) our ability to maintain the listing of our securities on the NYSE American Stock Exchange (xi) our ability to grow our business profitable, including our ride-hailing, delivery and two-wheeled electric vehicle businesses, and (xii) other factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of the Company’s website at https://ir.marti.tech. Investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2026 guidance and ride-hailing targets, which speaks only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech

Consolidated Balance Sheets

(in thousands $)	December 31, 2024	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	5,149	7,806
Accounts receivable, net	204	504
Inventories	2,030	1,991
Other current assets	4,035	3,639
Total current assets	11,418	13,940

Non-current assets:
Property and equipment	5,493	2,654
Operating lease right of use assets	837	907
Intangible assets	590	351
Other non-current assets	2,041	11,950
Total non-current assets	8,961	15,862
Total assets	20,379	29,802

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net(1)	4,556	3,695
Accounts payable	1,651	4,077
Operating lease liabilities	484	620
Deferred revenue	1,845	2,129
Accrued expenses and other current liabilities	2,787	3,869
Total current liabilities	11,322	14,389

Non-current liabilities:
Long-term financial liabilities, net(1)	70,119	82,116
Operating lease liabilities	88	136
Employee benefit liabilities	290	249
Total non-current liabilities	70,497	82,501

Total liabilities	81,820	96,890
Stockholders’ equity
Common stock	6	9
Share premium	85,598	121,762
Treasury shares	--	(368)
Accumulated other comprehensive loss	(7,558)	(7,558)
Accumulated deficit	(139,487)	(180,933)

Total stockholders’ equity	(61,441)	(67,088)
Total liabilities and stockholders’ equity	20,379	29,802

(1)	$3.7M of short-term financial liabilities, net and $77.9M of long-term financial liabilities, net consist of convertible notes with a $1.65 exercise price.

Consolidated Income Statements

(in thousands $)	January 1 - December 31, 2024	January 1 - December 31, 2025

Revenue	18,660	39,241
Operating expenses:
Cost of revenues	(21,549)	(15,253)
General and administrative expenses(1)	(49,249)	(28,051)
Selling and marketing expenses	(9,348)	(12,954)
Research and development expenses	(1,963)	(3,007)
Other expenses	(3,056)	(9,399)
Other income	1,194	891
Total operating expenses	(83,970)	(67,774)
Loss from operations	(65,310)	(28,532)

Fair value gain on derivative instrument	--	1,381
Financial income	1,408	1,351
Financial expense	(9,980)	(15,646)
Loss before income tax expense	(73,881)	(41,446)

Income tax expense	--	--
Net loss(2)	(73,881)	(41,446)

Net loss attributable to stockholders	(73,881)	(41,446)
Other comprehensive loss	--	--
Total comprehensive loss	(73,881)	(41,446)

(1)	FY’25 general and administrative expenses include share-based compensation expense of $11.3M. In the absence of share-based compensation expense, FY’25 general & administrative expenses were $16.8M.

(2)	FY’25 net loss includes share-based compensation expense of $11.3M. In the absence of share-based compensation expense, FY’25 net loss was $30.2M.

Consolidated Statement of Cash Flows

(in thousands $)	January 1 – December 31, 2024	January 1 – December 31, 2025
Cash flow from operating activities
Net loss	(73,881)	(41,446)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,691	3,587
Loss on disposal of assets	--	32
Share-based, compensation, net	35,661	11,280
Interest expense-income, net	3,681	8,609
Fair value gain on derivative instrument	--	(1,381)
Foreign exchange gains	(397)	(720)
Provision for inventory obsolescence	317	18
Other non-cash	(17)	834

Changes in operating assets and liabilities:
Account receivable	(15)	(300)
Inventories	265	21
Other current assets	978	933
Accounts payable	(1,145)	2,426
Deferred revenue	295	284
Accrued expenses and other current liabilities	491	1,041
Net cash used in operating activities	(25,077)	(14,781)

Cash flow from investing activities
Purchase of property and equipment	(332)	(485)
Purchase of intangible assets	(707)	(56)
Net cash used in investing activities	(1,039)	(542)

Cash flow from financing activities
Repurchases of shares	--	(368)
Proceeds from issuance of convertible notes	18,000	19,930
Proceeds from exercise of employee share options	--	168
Repayment of convertible notes	(930)	--
Repayment of term loans	(5,139)	(1,750)
Re-purchase of warrants	(90)	--
Net cash generated from financing activities	11,841	17,980

Increase/(Decrease) in cash and cash equivalents	(14,275)	2,657
Net increase/(decrease) in cash and cash equivalents	(14,275)	2,657
Cash and cash equivalents at beginning of the year	19,424	5,149
Cash and cash equivalents at ending of the year	5,149	7,806

Supplemental disclosures of cash flow information:
Interest paid, net	(5,284)	(7,020)
Conversion of convertible notes into shares	2,000	2,220

Non-GAAP Reconciliations - Consolidated

Adjusted EBITDA and Adjusted EBITDA Margin (in thousands $, except percentages)

	2024	2025
Net loss	$(73,881)	$(41,446)
Net loss margin	(395.9)%	(105.6)%
Depreciation and amortization	$8,691	$3,587
Financial income	$(1,408)	$(1,351)
Financial expense	$9,980	$15,646
Customs tax provision expense	$--	$--
Lawsuit provision expense	$184	$179
Share-based compensation expense	$37,161	$11,280
Adjusted EBITDA	$(19,274)	$(12,104)
Adjusted EBITDA margin	(103.3)%	(30.8)%